UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Freeline Therapeutics Holdings plc

(Name of Issuer)

American Depositary Shares and Ordinary Shares, nominal value £0.00001 per share

(Title of Class of Securities)

35655L 107**

(CUSIP Number)

Andrew Cossar, General Counsel

Syncona Investment Management Limited

2nd Floor, 8 Bloomsbury Street

London WC1B 3SR, United Kingdom

020 3981 8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**

There is no CUSIP number assigned to the ordinary shares. CUSIP number 35655L 107 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “FRLN.” Each American Depositary Share represents the right to receive one ordinary share.

SCHEDULE 13D

CUSIP NO. 35655L 107	13D	Page 1 of 9

1	NAMES OF REPORTING PERSON Syncona Portfolio Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,862,147(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,862,147(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,862,147(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.27%(2)
14	TYPE OF REPORTING PERSON CO

(1)

Consists of 15,864,527 ordinary shares and 21,997,620 American Depositary Shares (“ADSs”) held directly by Syncona Portfolio Limited. Each ADS represents one ordinary share, nominal value £0.00001 per share, of the Issuer. The ordinary shares and the ADS are collectively referred to as the “Ordinary Shares”.

(2)

The percentages used in this Schedule 13D are calculated based on 60,799,225 Ordinary Shares outstanding, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(5) with the SEC on March 11, 2022, after giving effect to the completion of the offering as described therein.

SCHEDULE 13D

CUSIP NO. 35655L 107	13D	Page 2 of 9

1	NAMES OF REPORTING PERSON Syncona Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,862,147(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,862,147(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,862,147(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.27%(2)
14	TYPE OF REPORTING PERSON CO

(1)

Consists of 15,864,527 ordinary shares and 21,997,620 American Depositary Shares (“ADSs”) held directly by Syncona Portfolio Limited. Each ADS represents one ordinary share, nominal value £0.00001 per share, of the Issuer. The ordinary shares and the ADS are collectively referred to as the “Ordinary Shares”.

(2)

The percentages used in this Schedule 13D are calculated based on 60,799,225 Ordinary Shares outstanding, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(5) with the SEC on March 11, 2022, after giving effect to the completion of the offering as described therein.

SCHEDULE 13D

CUSIP NO. 35655L 107	13D	Page 3 of 9

1	NAMES OF REPORTING PERSON Syncona Investment Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,862,147(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,862,147(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,862,147(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.27%(2)
14	TYPE OF REPORTING PERSON CO

(1)

Consists of 15,864,527 ordinary shares and 21,997,620 American Depositary Shares (“ADSs”) held directly by Syncona Portfolio Limited. Each ADS represents one ordinary share, nominal value £0.00001 per share, of the Issuer. The ordinary shares and the ADS are collectively referred to as the “Ordinary Shares”.

(2)

The percentages used in this Schedule 13D are calculated based on 60,799,225 Ordinary Shares outstanding, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(5) with the SEC on March 11, 2022, after giving effect to the completion of the offering as described therein.

SCHEDULE 13D

CUSIP NO. 35655L 107	13D	Page 4 of 9

1	NAMES OF REPORTING PERSON Syncona Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,862,147(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,862,147(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,862,147(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.27%(2)
14	TYPE OF REPORTING PERSON CO

(1)

Consists of 15,864,527 ordinary shares and 21,997,620 American Depositary Shares (“ADSs”) held directly by Syncona Portfolio Limited. Each ADS represents one ordinary share, nominal value £0.00001 per share, of the Issuer. The ordinary shares and the ADS are collectively referred to as the “Ordinary Shares”.

(2)

The percentages used in this Schedule 13D are calculated based on 60,799,225 Ordinary Shares outstanding, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(5) with the SEC on March 11, 2022, after giving effect to the completion of the offering as described therein.

SCHEDULE 13D

CUSIP NO. 35655L 107	13D	Page 5 of 9

1	NAMES OF REPORTING PERSON Martin Murphy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,862,147(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,862,147(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,862,147(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.27%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of 15,864,527 ordinary shares and 21,997,620 American Depositary Shares (“ADSs”) held directly by Syncona Portfolio Limited. Each ADS represents one ordinary share, nominal value £0.00001 per share, of the Issuer. The ordinary shares and the ADS are collectively referred to as the “Ordinary Shares”.

(2)

The percentages used in this Schedule 13D are calculated based on 60,799,225 Ordinary Shares outstanding, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(5) with the SEC on March 11, 2022, after giving effect to the completion of the offering as described therein.

SCHEDULE 13D

CUSIP NO. 35655L 107	13D	Page 6 of 9

1	NAMES OF REPORTING PERSON Chris Hollowood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,862,147(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,862,147(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,862,147(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.27%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of 15,864,527 ordinary shares and 21,997,620 American Depositary Shares (“ADSs”) held directly by Syncona Portfolio Limited. Each ADS represents one ordinary share, nominal value £0.00001 per share, of the Issuer. The ordinary shares and the ADS are collectively referred to as the “Ordinary Shares”.

(2)

The percentages used in this Schedule 13D are calculated based on 60,799,225 Ordinary Shares outstanding, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(5) with the SEC on March 11, 2022, after giving effect to the completion of the offering as described therein.

SCHEDULE 13D

CUSIP NO. 35655L 107	13D	Page 7 of 9

Item 1.	Security and Issuer.

This Schedule 13D (this “Statement”) relates to the Ordinary Shares, nominal value £0.00001 per share, and American Depositary Shares (“ADS”), of Freeline Therapeutics Holdings plc, a public limited company organized under the laws of England and Wales (the “Issuer”). The principal executive office of the Issuer is located at Stevenage Bioscience Catalyst, Gunnels Wood Road, Stevenage, Hertfordshire SG1 2FX, United Kingdom. Each ADS represents one ordinary share, nominal value £0.00001 per share, of the Issuer.

Item 2.	Identity and Background.

(a) This Statement is being filed on behalf of (i) Syncona Portfolio Limited, (ii) Syncona Holdings Limited, (iii) Syncona Investment Management Limited, (iv) Syncona Limited, (v) Martin Murphy and (vi) Chris Hollowood (together, the “Reporting Persons”). The shares are owned directly by Syncona Portfolio Limited (“Syncona Portfolio”) and indirectly by Syncona Holdings Limited (“Syncona Holdings”), Syncona Limited (“Syncona Limited”), Syncona Investment Management Limited, Martin Murphy and Chris Hollowood. Syncona Portfolio is a wholly owned subsidiary of Syncona Holdings, and Syncona Holdings is a wholly controlled subsidiary of Syncona Limited, a publicly-listed company. Investment and voting decisions with respect to these shares are made by Syncona Portfolio, acting upon the recommendation of Martin Murphy and Chris Hollowood, who comprise the investment committee of Syncona Investment Management Limited, also a subsidiary of Syncona Holdings. Each of these entities disclaims beneficial ownership except to the extent of its pecuniary interest therein, if any.

(b) The address of the principal business office of Syncona Portfolio, Syncona Holdings and Syncona Limited is Arnold House, St Julian’s Avenue, St Peter Port, Guernsey GY1 3RD, Channel Islands. The address of the principal business office of Syncona Investment Management Limited, Martin Murphy and Chris Hollowood is 2nd Floor, 8 Bloomsbury Street, London WC1B 3SR, United Kingdom.

(c) The principal business of Syncona Portfolio is to invest in biotechnology companies. The principal business of Syncona Holdings is to act as the holding company for Syncona Portfolio. The principal business of Syncona Limited is to act as the holding company for Syncona Holdings and other Syncona group entities. The principal business of Syncona Investment Management Limited is acting as the investment manager of Syncona Portfolio and other Syncona group entities. Martin Murphy is the Chief Executive Officer of Syncona Investment Management Limited and serves on the investment committee of Syncona Investment Management Limited. Chris Hollowood is the Chief Investment Officer of Syncona Investment Management Limited and serves on the investment committee of Syncona Investment Management Limited.

(d)–(e) During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Syncona Portfolio Limited, Syncona Holdings Limited and Syncona Limited’s citizenship is Guernsey. Syncona Investment Management Limited, Martin Murphy and Chris Hollowood’s citizenship is United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used by the Reporting Persons to acquire the shares described herein were furnished from the Reporting Persons’ own assets.

Item 4.	Purpose of Transaction.

The Reporting Persons received 17,464,527 ordinary shares of the Issuer upon the closing of the Issuer’s initial public offering in August 2020 (the “IPO”) upon the conversion of Series A preferred shares, Series B preferred shares and Series C preferred shares of the Issuer acquired by the Reporting Persons when the Issuer was a private company, and purchased a further 1,350,000 ADS of the Issuer in the IPO at a purchase price of $18.00 per ADS. On 30 December, 2020 1,600,000 ordinary shares held by the Reporting Persons were transferred into ADSs. On February 12, 2021, the Reporting Persons previously filed a Schedule 13G with respect to its ownership as exempt investors pursuant to Rule 13d-1(d) of the Exchange Act. On March 15, 2022, the

SCHEDULE 13D

CUSIP NO. 35655L 107	13D	Page 8 of 9

Reporting Persons purchased 19,047,620 ADS of the Issuer in a registered direct offering at a purchase price of $1.05 per ADS. As a result of such purchase, the Reporting Persons are now reporting their ownership pursuant to this Schedule 13D. The Reporting Persons acquired the securities described herein for investment purposes. None of the Reporting Persons have any plans or proposals that relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D. The Reporting Person reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Item 5.	Interest in Securities of the Issuer.

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of ordinary shares and ADS that are beneficially owned by each Reporting Person as of the date hereof. See Items 7 through 10 of the cover pages to this Schedule 13D for the number of ordinary shares and ADS that are beneficially owned by each Reporting Person as of the date hereof as to whether there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(b) See responses to Items 7, 8, 9 and 10 on the cover page.

(c) The Reporting Persons have not effected any other transactions in the Issuer’s ordinary shares or ADS within the past sixty days, except as provided herein.

(d) Except as described in Item 3, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares or ADS of the Issuer beneficially owned by the Reporting Persons as reported in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Certain of the Reporting Persons are parties to a Registration Rights Agreement, dated as of August 11, 2020, by and among the Issuer and the shareholders named therein, including Syncona Portfolio Limited (the “Registration Rights Agreement”), pursuant to which the Issuer has granted them customary registration rights for the resale of the ordinary shares held by certain of the Issuer’s shareholders.

Chris Hollowood holds options to purchase 33,288 ordinary shares of the Issuer at an exercise price of $18 per share, which he received as compensation for serving on the Issuer’s board of directors.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 above or between such person and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Statement, dated March 25, 2022.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2022

SYNCONA PORTFOLIO LIMITED

By:	/s/ Rob Hutchinson
Name:	Rob Hutchinson
Title:	Director

SYNCONA HOLDINGS LIMITED

By:	/s/ Rob Hutchinson
Name:	Rob Hutchinson
Title:	Director

SYNCONA INVESTMENT MANAGEMENT LIMITED

By:	/s/ Martin Murphy
Name:	Martin Murphy
Title:	CEO

SYNCONA LIMITED

By:	/s/ Rob Hutchinson
Name:	Rob Hutchinson
Title:	Director

/s/ Martin Murphy
Martin Murphy

/s/ Chris Hollowood
Chris Hollowood